UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.1)*


* This Amendment No. 1 to the undersigned Schedule 13G, which was originally filed earlier today, September 14, 2006 (the ?Schedule 13G?), by Thomas G. Kahn (the ?Reporting Person?) with regard to IDT Corp., a Delaware corporation, is being filed to correct the Schedule 13G as originally filed. The Schedule 13G as originally filed failed to indicate that the date of the share ownership reported thereon was December 31, 2005.

ITEM 1
(a) Name of Issuer: IDT CORPORATION
(b) Address of Issuer: 520 Broad Street
                       Newark, NJ 07102

ITEM 2
(a) Name of Person Filing: KAHN BROTHERS & CO., INC.
(b) Address of Principal Business Office:
	555 Madison Avenue, 22nd Floor
	New York, NY 10022
(c) Citizenship: USA
(d) Title of Class of Securities: COMMON
(e) CUSIP Number: 448947101

ITEM 4  OWNERSHIP
(a) Amount beneficially owned: 1,729,225
(b) Percent of class: 10.51%
(c) Number of shares as to which the person has:
    (iv) Shared power to dispose to direct the disposition of:
		1,729,225